NewsRelease TC Energy provides conversion right and dividend rate notice for Series 5 and 6 preferred shares CALGARY, Alberta, Dec. 31, 2025 – News Release – TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy) today announced that it does not intend to exercise its right to redeem its Cumulative Redeemable First Preferred Shares, Series 5 (Series 5 Shares) and Cumulative Redeemable First Preferred Shares, Series 6 (Series 6 Shares) on Jan. 30, 2026. As a result, subject to certain conditions: (a) the holders of Series 5 Shares have the right to choose one of the following options with regard to their shares: 1. to retain any or all of their Series 5 Shares and continue to receive a fixed rate quarterly dividend; or 2. to convert, on a one-for-one basis, any or all of their Series 5 Shares into Series 6 Shares and receive a floating rate quarterly dividend, and (b) the holders of Series 6 Shares have the right to choose one of the following options with regard to their shares: 1. to retain any or all of their Series 6 Shares and continue to receive a floating rate quarterly dividend; or 2. to convert, on a one-for-one basis, any or all of their Series 6 Shares into Series 5 Shares and receive a fixed rate quarterly dividend. Should a holder of Series 5 Shares choose to retain their shares, such shareholders will receive the new annual fixed dividend rate applicable to Series 5 Shares of 4.501 per cent for the five-year period commencing Jan. 30, 2026 to, but excluding, Jan. 30, 2031. Should a holder of Series 5 Shares choose to convert their shares to Series 6 Shares, holders of Series 6 Shares will receive the floating quarterly dividend rate applicable to the Series 6 Shares of 3.732 per cent for the three-month period commencing Jan. 30, 2026 to, but excluding, April 30, 2026. The floating dividend rate will be reset every quarter. Should a holder of Series 6 Shares choose to retain their shares, such shareholders will receive the floating quarterly dividend rate applicable to Series 6 Shares of 3.732 per cent for the three-month period commencing Jan. 30, 2026 to, but excluding, April 30, 2026. The floating dividend rate will be reset every quarter. Should a holder of Series 6 Shares choose to convert their shares to Series 5 Shares, holders of Series 5 Shares will receive the new fixed quarterly dividend rate applicable to the Series 5 Shares of 4.501 per cent for the five-year period commencing Jan. 30, 2026 to, but excluding, Jan 30, 2031. Beneficial owners of Series 5 Shares and Series 6 Shares who want to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5 p.m. ET on Jan. 16, 2026. Any notices received after this deadline will not be valid. As such, it is recommended that this be done well in advance of the deadline in order to provide the broker or other nominee with time to complete the necessary steps. EXHIBIT 99.1

Beneficial owners of Series 5 or Series 6 Shares who do not provide notice or communicate with their broker or other nominee by the deadline will retain their respective Series 5 Shares or Series 6 Shares, as applicable, and receive the new dividend rate applicable to such shares, subject to the conditions stated below. The foregoing conversions are subject to the conditions that: (i) if TC Energy determines that there would be less than one million Series 5 Shares outstanding after Jan. 30, 2026, then all remaining Series 5 Shares will automatically be converted into Series 6 Shares on a one-for-one basis on Jan. 30, 2026, and (ii) if TC Energy determines that there would be less than one million Series 6 Shares outstanding after Jan. 30, 2026, then all of the remaining outstanding Series 6 Shares will automatically be converted into Series 5 Shares on a one-for-one basis on Jan. 30, 2026. In either case, TC Energy will issue a news release to that effect no later than Jan. 23, 2026. Holders of Series 5 Shares and Series 6 Shares will have the opportunity to convert their shares again on Jan. 30, 2031 and on Jan. 30 in every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 5 Shares and the Series 6 Shares, please see the prospectus supplement dated June 17, 2010 which is available on sedarplus.ca or on our website. About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets. Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859

Investor & Analyst Inquiries: Investor Relations investor_relations@tcenergy.com 403-920-7911 or 800-361-6522